Annual Information Form of MAG Silver Corp.
For the fiscal year ended December 31, 2007

Dated: March 26, 2008

MAG Silver Corp.
2007 Annual Information Form

Preliminary Notes

In this Annual Information Form (“AIF”), unless the context otherwise requires, the terms “the Company” and “MAG” refer to MAG Silver Corp.

Date of Information

All information in this AIF is as of December 31, 2007 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. MAG Silver Corp. accounts are maintained in Canadian dollars. All references to “US dollars” or to “US$” are to United States dollars. All references to “pesos” are to Mexican Pesos.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year Ended December 31
Canadian Dollars to US dollars	2007		2006		2005
Rate at end of period	$	US1.0120	$	US0.8581	$	US0.8577
Average rate for period	$	US0.9310	$	US0.8815	$	US0.8254
High for period	$	US1.0905	$	US0.9099	$	US0.8690
Low for period	$	US0.8437	$	US0.8528	$	US0.7872

The noon rate of exchange on March 26, 2008 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.98.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Forward Looking Statements

This Annual Information Form contains forward-looking statements and information within the meaning of Canadian and U.S. Securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company. Such forward-looking statements and information include, but are not limited to:

• The future price of silver;

• The estimation of mineral reserves and mineral resources;

• Estimates of the time and amount of future silver production for specific operations;

• Estimated future exploration expenditures and other expenses for specific operations;

• Permitting time lines;

• Requirements for additional capital;

• Litigation risks;

• Currency fluctuations; and

• Environmental risks and reclamation cost.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•	permitting risks relating to the Company’s exploration and development of its mineral properties and business activities;

•	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•	commodity price fluctuations (particularly gold and silver commodities);

•	currency fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to possible reclamation activities on the Company’s properties;

•	the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

•	increased competition in the exploration industry;

•	the Company’s lack of infrastructure; and

•	the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Please consult the Company's public filings at http://www.sedar.com/search/search_form_pc_en.htm and http://www.sec.gov/edgar/searchedgar/companysearch.html for further, more detailed information concerning these matters.

The staff of the United States Securities and Exchange Commission takes the position that mining companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This Annual Information Form contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties are not necessarily probative of the existence, nature or extent of mineral deposits on our properties.

CORPORATE STRUCTURE

Incorporation

MAG Silver Corp.’s head office is located at:

328 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:

Fasken Martineau DuMoulin LLP
2900 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 0A3

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company adopted new Articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5 (phone:  604-630-1399).

The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.  On July 9, 2007, the Company listed on the American Stock Exchange under the symbol “MVG”.  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the Toronto Stock Exchange, with the Company’s Common Shares continuing to trade under the symbol “MAG”.

Intercorporate Relationships

The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. (“Lagartos”). The remaining 1% of the issued Class I shares of Lagartos is held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

The Company’s subsidiary, Lagartos, is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”) while Industrias Peñoles, S.A. DE C.V. (“Peñoles”) holds a 56% interest.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  At the date of this AIF, Minera Juanicipio is operated according to a shareholders agreement (“Shareholders Agreement”) included as a term of the 2005 option agreement whereby Peñoles acquired a right to earn into the Juanicipio property.  According to the Shareholders Agreement the partners will participate in the Juanicipio property through Minera Juanicipio and each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Peñoles contributing 56% and MAG, through Lagartos, contributing 44% respectively. See more detail at “Describe the Business – Companies with Mineral Projects - The Juanicipio Property” below.  The registered and records office of Minera Juanicipio is located at Carretera A Francisco I. Madero 1, Col. Cieneguillas, Zacatecas, ZAC, C.P. 98171.

The following is a list of each subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned or Controlled
Minera Los Lagartos, S.A. DE C.V.	Mexican Republic	100	%*
Minera Juanicipio, S.A. DE C.V.	Mexican Republic	44	% **

* On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s indirect interests in the Juanicipio claim are held by one company, being Lagartos.

** Owned by Lagartos, which in turn is owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Qualifying Transaction

On April 5, 2001, the Company entered into a letter of intent to acquire all of the issued and outstanding share capital of Advanced Disc Manufacturing Corporation (“ADMC”), a private British Columbia start-up company engaged in the manufacture of injection moulded compact discs.  Effective May 2, 2001, a formal share exchange agreement was entered into among the Company, ADMC and the shareholders of ADMC in which the terms of the acquisition were set forth (the “ADMC Agreement”).  This proposed acquisition was intended to serve as the Company’s Qualifying Transaction.  In contemplation of the closing of this transaction, the Company advanced ADMC a total of $268,758 to finance its operations.  On September 26, 2001, the Company issued a press release to announce that it would not be proceeding with its intended purchase of the share capital of ADMC as a result of certain breaches of the ADMC Agreement by the vendors of the ADMC shares.  Of the amounts advanced by the Company to ADMC, only $16,338 was returned.  As a result, the Company wrote off to expense the outstanding advances to ADMC in the amount of $252,420.

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who presented the Company with what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico.  After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company.  Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore adopted the concept.

In August 2002, the Company entered into an arms’ length agreement dated August 8, 2002 (the “Lagartos Agreement”) with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the “Vendors”) pursuant to which the Company acquired (the “Acquisition”) an effective 100% ownership of the issued and outstanding Common Shares of Lagartos.  Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below.  Lagartos had acquired interests or options to acquire interests in the Juanicipio, Batopilas (Don Fippi) and Guigui properties, located in Mexico, in exchange for certain cash payments and work commitments.  These property interests and options were the primary reason for the Company’s acquisition of Lagartos.  As consideration for the Acquisition of Lagartos, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio option, plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company’s Qualifying Transaction to enable its full listing on the TSX Venture Exchange (formerly CDNX) was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.  See “Describe the Business – Companies with Mineral Projects - The Juanicipio Property” for further information.

Subsequent to the completion of its Qualifying Transaction the Company has acquired by staking or option various other mineral property interests. The Company’s three most material properties at the date of this AIF, being Juanicipio, Batopilas and Cinco de Mayo, are described in more detail below.

As at March 26, 2008, $22,523,734 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for acquisition costs of mineral rights of $2,392,993 and exploration expenditures of $11,208,644 and investment in the Juanicipio joint venture of $6,665,139. The balance of $2,256,958 on December 31, 2007 is made up of cash, receivables, and other operating and administration expenses.

Apart from the advancement of intercorporate loans to Lagartos and property expenditures described herein, the Company has completed no material capital expenditures or divestitures in the past three fiscal years.

Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

DESCRIBE THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration, exploitation and beneficiation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Law of Foreign Investment.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves and claims or allotments contracted directly from the Mexican Geological Service.  None of the property interests held by Lagartos are under such fee regime.  However, holders of exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is basically governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The principal federal environmental law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos and its recently enacted regulations the Reglamento de la Ley General para la Prevención y Gestión Integal de los Residuos,which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assigns liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, such as certain mining projects.

Applicable Environmental Laws foresee the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

Additionally, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned environmental laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-1997 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of enacting and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See “Describe the Business - Risk Factors”, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2007	10.2846
2006	9.6025
2005	8.9918
2004	8.68913
2003	7.73190

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

Trend Information

Other than the obligations under the Company's property option agreements set out in “Tabular Disclosure of Contractual Obligations”, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010. The scale and scope of the Juanicipio Joint Venture could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

General

1.	The Company has a lack of cash flow, which may affect its ability to continue as a going concern.

2.
Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

3.
The Company is dependent on its key personnel, some of whom have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President, Dan MacInnis, and its other officers, some of whom have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw was formerly an arm’s length consultant to and is currently a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

4.
The Company does not pay dividends. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

5.
The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company’s directors or officers devotes their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See “Directors and Officers” for details of other companies that the Company’s officers and directors are involved with.

Risk Factors Relating to Title

6.
Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

7.
Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

8.
Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

Risk Factors Relating to the Company’s Property Interests

9.
The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provides effective control to Peñoles over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. However a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the company an effective veto over any such decisions. The special matters comprise the following:

a) The execution of any credit, lease, purchase or sale agreement regarding any fixed asset valued at more than US$500,000;

b) The transfer or encumbrance of any assets in order to guarantee third party obligations;

c) The approval of the annual exploration budget or any of its amendments;

d) The authorization of any expense or investment that exceeds 10% of total assets that has not been included in an approved budget, except for such temporary operations that may be approved at a shareholders meeting;

e) The acquisition of assets by the shareholders, through any legal means, which may result in a change of control of the corporation or of any subsidiary or affiliate;

f) Any amendment to the attendance or voting quorum requirements established by the By-Laws;

g) Any change dividing the corporation’s capital or addressing a merger, transformation or amendment of the By-Laws will require the approval of at least 75% of the shareholders.

The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced and may lose its effective veto power and ultimately could be diluted out of Minera Juanicipio altogether.

10.
The properties in which the Company has an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits.  All of the Company’s property interests are at the exploration stage only (even when due to the amendments to the Mexican mining law the mining concessions covering such property interests allow in all the cases the exploitation of minerals) and there are no known commercial quantities of minerals or precious gems on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the Company’s properties do not contain any reserves, and any funds spent on exploration will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

11.
The properties in which the Company has an interest are in Mexico.  The Company’s property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See “Describe the Business – General - Carrying on Business in Mexico”.

12.
There is no guarantee licenses and permits required by the Company will be obtained which may result in the Company losing its interest in the subject property. The Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

13.
Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. See “Describe the Business – General – Carrying on Business in Mexico – Environmental Regulation”.

14.
Mexican Foreign Investment and Income Tax Laws apply to the Company. Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes.  Otherwise, such dividends paid are subject to the Mexican income tax at the corporate level, which presently is 28 percent over a gross up basis (amount of the dividend times 1.3889), payable by the Mexican company as an advance of its annual income tax.  Currently, there is no withholding tax on dividends paid by a Mexican company.

15.
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

16.	None of the properties in which the Company has an interest has any reserves. Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

17.
Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

18.
Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material, adverse effect on the Company’s financial position.

19.
Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years.  The marketability and price of minerals and precious gems which may be acquired by the Company will be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

20.
Mining is a highly competitive industry.  The mining industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mining properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mining properties would result in difficulties in it obtaining future financing and profitable operations.

21.
Surface access.  The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

Risk Factors Relating to Financing

22.
Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

23.
Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #22 above will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders. Further, the Company, from time to time, is required to issue Common Shares to earn its interests in properties. Such property share issuances will also result in dilution to the Company’s shareholders.

24.
Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

25.
Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

Miscellaneous Risk Factors

26.
The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

27.
There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or AMEX or achieve listing on any other public listing exchange.

28.
Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation U.S. shareholders and prospective holders of the Company’s Common Shares are also encouraged to consult their own tax advisers.

29.
The Company and its principals and assets are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

Companies with Asset-backed Securities Outstanding

The Company has no asset-backed securities outstanding. Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Companies with Mineral Projects

All of the Company’s mining claims are located in Mexico and are issued by the Federal Government. As of the date of this AIF, the Company does not own any surface lands on any of its properties other than the Juanicipio property, where some surface lands have been purchased overlying the Valdecañas and Juanicipio Veins.  These surface rights are held in the operating company Minera Juanicipio.  The Juanicipio property is operated by Peñoles, a major Mexican mining company.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

In some of the more remote property locations the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, Batopilas and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

To maintain 50 year mining concessions the Company must pay yearly taxes and file an annual work report. If the Company files for an extension before the term of the concession expires an additional 50 years can be granted.

The concessions listed in the following table are 100% owned by the Company with the exception of the Juanicipio property which is owned by Minera Juanicipio, thereby effecting a holding of 44% indirectly by the Company and 56% by Peñoles.

CLAIM NUMBER	FILE		TITLE	DATE	DATE	SURFACE	RIGHTS
				STARTING	FINISHING	AREA	TO PAY
							1/2008
							(PESOS)
MINERA LOS LAGARTOS S.A. DE C.V

JUANICIPIO PROJECT
JUANICIPIO 1	8/	1-1706	226339	13-Dec-2005	12-Dec-2055	7,679.2106	52,833
						TOTAL:	52,833
BATOPILAS PROJECT
DON FIPPI	1/1/	1358	222629	3-Aug-2004	2-Aug-2054	3,160.5780	21,745
DON FIPPI FRAC. 1	10/	22430	*			12.9315
DON FIPPI 2	16/	30103	215474	22-Feb-2002	21-Feb-2048	152.0234	4,354
DON FIPPI 3	16/	30953	215481	22-Feb-2002	21-Feb-2048	56.0000	1,604
DON FIPPI 4	16/	30952	217251	2-Jul-2002	1-Jul-2048	10.0000	142
SANTO DOMINGO	16/	29872	214671	30-Oct-2001	29-Oct-2046	26.6062	762
SAN MARTIN	16/	29873	214672	30-Oct-2001	29-Oct-2046	2.1536	62
PASTRANA	16/	31077	217467	16-Jul-2002	15-Jul-2048	82.6803	1,177
ANEXO A SAN MARTIN	16/	31801	220044	3-Jun-2003	2-Jun-2049	6.7443	96
TESCALAMA	16/	32058	220927	28-Oct-2003	27-Oct-2049	12.0000	171
ROSALINDA	16/	32057	220926	28-Oct-2003	27-Oct-2049	25.6222	365
						TOTAL:	30,478
GUIGUI PROJECT
GUIGUI	1-1.3/	938	217493	16-Jul-2002	15-Jul-2052	4,009.0334	57,089
GUIGUI 2	16/	27991	219640	28-Mar-2003	27-Mar-2050	489.1300	6,965
GUIGUI 3 FRAC. 1	16/	29944	219648	28-Mar-2003	27-Mar-2050	17.0200	242
GUIGUI 3 FRAC. 2	16/	29944	219649	28-Mar-2003	27-Mar-2050	1.5200	22
GUIGUI 4	16/	30320	219650	28-Mar-2003	27-Mar-2050	3.0000	43
EL FAISAN	1/1.3	1182	214631	26-Oct-2001	25-Oct-2051	16.0000	458
LOS ARENALES	1/1.3	1011	214622	26-Oct-2001	25-Oct-2051	18.0000	516
						TOTAL:	65,335
SIERRA DE RAMIREZ PROJECT
BUENOS AIRES	25/	31061	220223	25-Jun-2003	24-Jun-2050	4,443.4510	63,275
BUENOS AIRES 2	25/	31492	224623	25-May-2005	24-May-2055	11,044.0597	75,983
BUENOS AIRES 3	25/	32816	228842	9-Feb-2007	8-Feb-2057	10.0000	46
BUENOS AIRES 4	25/	32867	229714	8-Jun-2007	7-Jun-2057	62.0644	286
LA MIA	2/1.3	2081	218361	5-Nov-2002	4-Nov-2052	7.9641	113
LAS CUMBRES	9/	10299	147709	18-May-1967	17-May-2017	8.2731	834
EL TRIUNFO	9/	5853	170047	15-Mar-1982	14-May-2032	7.8098	787
LA AZTECA	9/	2125	167702	5-Dec-1980	4-Dec-2030	6.0000	605
AMPL. DEL FUNDADOR	9/	12803	163903	14-Dec-1978	13-Dec-2028	11.7929	1,189
EL CONSUELO	9/	9590	167701	5-Dec-1980	4-Dec-2030	12.0000	1,209
PLATEROS	9/	56	177825	29-Apr-1986	28-Apr-2011	2.0000	202
LA PUERTA	9/	10878	180619	13-Jul-1987	12-Jul-2037	3.0000	302
SAN PABLO	9/	1099	180584	13-Jul-1987	12-Jul-2037	4.0000	403
Sub Total							145,234
AREA "EL PAVO"
HERCULES	9/	11876	164365	7-May-1979	6-May-2029	14.8928	1505
UNIFICACION SANTA RITA	321.42	959	170680	11-Jun-1982	10-Jun-2032	24.3516	2460
LA CIMA	EXT	87	75632	1-Jan-1961	31-Dec-2014	9.7032	980
SAN ELOY	9/	2734	114713	10-Jun-1950	*	18.9060	1910
SAN ELIGIO	25/	2148	104099	25-Jan-1994	24-Jan-2011	3.0000	303
EL TUNEL	25/	2151	105012	28-Mar-1944	27-Mar-2011	6.4504	652
UNIFICACION SAN PEDRO		958	170679	11-Jun-1982	10-Jun-2032	48.0242	4850
AMPL. DE LA ESCUADRA	9/	459	82608	27-Jan-1936	26-Jan-2011	11.0000	1111
UNIFICACION LA GARIFA		960	170596	2-Jun-1982	1-Jun-2032	52.1095	5263
SEGUNDA AMPLIACION DE LA ESCUADRA	25/	1	83962	25-Jun-1936	24-Jun-2011	4.1783	422
TERCERA AMPLIACION DE LA ESCUADRA	25/	1	88105	24-Jan-1937	*	22.5652	2279
CUARTA AMPLIACION DE LA ESCUADRA			115235	*	*	4.0000	404
LA VIA	25/	2147	104098	25-Jan-1961	24-Jan-2011	21.0000	2121
LOS COLORADOS	25/	3161	115041	5-Jul-1950	*	40.0000	4040
AMPLIACION NORTE DE VERDUN	25/	1	111892	23-Nov-1948	22-Nov-2011	4.9282	498
SAN LUIS	7/	8057	139973	21-Oct-1959	20-Oct-2011	8.0000	808
AMPLIACION DE VERDUN	2/	322.2-594	73731	11-May-1932	*	5.2926	535
ARTURO	25/	2895	113690	9-Sep-1949	*	8.8462	894
PROVIDENCIA			4118	*	*	3.0000	303
EL CAMBIO			4996	*	*	13.6137	1375
LA ESCUADRA			81507	*	*	12.3351	1246
GUADIANA			98321	*	*	8.3278	841
UNIFICACION SAN AGUSTIN	321.42/	957	170595	2-Jun-1982	1-Jun-2032	67.5088	6819
LA CHAPA	9/	1953	177824	29-Apr-1986	28-Apr-2036	20.6736	2088
LA LLAVE	9/	1952	103722	22-Dec-1943	21-Dec-2011	8.4385	852
Sub Total							44559
						TOTAL:	189,793
ADARGAS PROJECT
ADARGAS	16/	31647	218511	5-Nov-2002	4-Nov-2048	300.0000	8,926
ADARGAS 2	16/	32169	221710	17-Mar-2004	16-Mar-2050	527.0000	7,582
ADARGAS	16/	31653	218523	5-Nov-2002	4-Nov-2048	25.0000	745
						TOTAL:	17,253
CINCO DE MAYO PROJECT
DON JOSE	1	1300	222251	22-Jun-2004	21-Jun-2054	1,640.0000	23,354
DON JOSE II	1	1391	207171	8-May-1998	7-May-2048	2,462.9828	248,244
DON JOSE III	1	1492	224331	26-Apr-2005	25-Apr-2055	78.7872	542
DON JOSE III FRAC. 2	16/	24502	209293	30-Mar-1999	29-Mar-2049	32.7879	1,877
DON JOSE IV T-212524 PASO A	16/	24773	218474	31-Oct-2000	*	348.5547	4,963
DON JOSE V	16/	24789	212878	13-Feb-2001	12-Feb-2046	47.7166	1,367
DON ROBERTO	1	1462	224252	22-Apr-2005	21-Apr-2055	453.4431	3,120
CINCO DE MAYO	16/	31459	216086	9-Apr-2002	8-Apr-2048	65.0000	1,862
DANIEL	16/	33396	229222	27-Mar-2007	26-Mar-2057	1,653.9137	7,608
DANIEL 1	16/	34715	229249	28-Mar-2007	27-Mar-2057	4.8630	23
INDEPENDENCIA	16/	34753	229744	13-Jun-2007	12-Jun-2057	17,096.9082	78,646
LA MARY	16/	35303	230455	4-Sep-2007	3-Sep-2057	12.0000	55
LA AMISTAD	16/	34983	230454	4-Sep-2007	3-Sep-2057	11.4935	53
EL PLOMO	16/	35374	230475	6-Sep-2007	5-Sep-2057	20.0000	92
						TOTAL:	371,806
LAGARTOS (ZACATECAS) PROJECT
LAGARTOS I	93/	26834	220667	9-Sep-2003	8-Sep-2050	11,206.7018	159,583
LAGARTOS II	93/	26857	221035	13-Nov-2003	12-Nov-2050	3,720.0000	52,973
LAGARTOS III	93/	26865	221355	27-Jan-2004	26-Jan-2052	36,995.1738	526,811
LAGARTOS IV	93/	26898	221805	26-Mar-2004	25-Mar-2052	63,184.3347	899,745
LAGARTOS V	93/	26951	222761	27-Aug-2004	26-Aug-2052	7,092.6638	48,798
LAGARTOS VI	93/	27344	228340	8-Nov-2006	7-Nov-2056	3,638.0752	16,735
LAGARTOS VII	93/	27345	224097	31-Mar-2005	30-Mar-2054	234.0000	1,610
LAGARTOS VIII	93/	27346	224098	31-Mar-2005	30-Mar-2054	540.0000	3,715
LAGARTOS 9	93/	27391	225009	6-Jul-2005	5-Jul-2054	8,000.0000	55,040
LAGARTOS X	93/	27998	228253	17-Oct-2006	16-Oct-2056	22,767.9220	104,732
LAGARTOS XI	93/	27611	Proposed for title			363.6348
LAGARTOS XII	93/	28006	228569	8-Dec-2006	7-Dec-2056	2,854.9938	13,133
LAGARTOS XIII	93/	27927	228633	15-Dec-2006	14-Dec-2056	12.5392	58
LAGARTOS XIV	93/	28056	228767	23-Jan-2007	22-Jan-2057	719.7292	3,311
GEMINIS XIII	93/	27357	224581	20-May-2005	19-May-2055	86.6423	596
GEMINIS XXIII	93/	27788	227962	15-Sep-2006	14-Sep-2056	94.3131	434
CUMBRES I	93/	27360	224582	20-May-2005	19-May-2055	331.6280	2,282
SAN MARTINITO	321.1/8	250	196156	16-Jul-1993	15-Jul-2043	12.0000	1,209
LA CONSTANCIA	8/1.3	1992	196319	16-Jul-1993	15-Jul-2043	25.9648	2,617
PAULINA	8/1.3	1157	217496	16-Jul-2002	15-Jul-2052	7.6958	110
LA CAMOCHA 2	93/	27397	224841	14-Jun-2005	13-Jun-2055	8.3405	57
LAS MARIAS	93/	25713	215229	14-Feb-2002	13-Feb-2052	73.5433	2,106
SAN MIGUEL	93/	25598	215509	22-Feb-2002	21-Feb-2052	16.1263	462
SAN FERNANDO	93/	11369	162437	12-Jun-1978	*	20.6911	2,085
AMPL. A SAN FERNANDO	93/	11501	162400	12-Jan-1978	11-Jan-2028	65.2211	6,574
PREDILECTA	93/	9747	164960	3-Aug-1979	*	32.0000	3,225
LAG	93/	27992	Research ongoing			2,468.7166
LAG F-1	93/	27992	Research ongoing			387.2650
LAG F-2	93/	27992	Research ongoing			1,813.5911
LAG F-3	93/	27992	Research ongoing			6.4567
LAG F-4	93/	27992	Research ongoing			8.4830
LAG F-5	93/	27992	Research ongoing			1.2925
LAG F-6	93/	27992	Research ongoing			8.8846
LAG F-7	93/	27992	Research ongoing			19.7332
LAG F-8	93/	27992	Proposed for title			3.8895
LAG F-9	93/	27992	Research ongoing			67.0928
LAGF-10	93/	27992	Research ongoing			95.6858
LAG F-11	93/	27992	Research ongoing			1.3324
LAG F-12	93/	27992	Research ongoing			1.0981
LAG F-13	93/	27992	Research ongoing			0.9569
LAG 5	93/	28235	230023	10-Jul-2007	9-Jul-2057	8,747.6164	40,239
					GRAND TOTAL:		2,675,738
(JANUARY 3, 2008 PESO TO U.S. DOLLAR EXCHANGE RATIO 11:1)					$US Total		243,249
        * Note: pending renewal.

The Juanicipio Property

Readers are encouraged to read the following technical reports, from which the discussions in this section are derived:

1.
Filed on SEDAR April 2, 2003: a NI43-101 technical report, dated November 19, 2002, entitled “The Geology and Exploration Potential of the Juanicipio property, Fresnillo District, Zacatecas, Mexico” prepared by Qualified Person, Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado;

2.
Filed on SEDAR December 27, 2006: a NI43-101 technical report, dated July 5, 2006, entitled “Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico” prepared by Qualified Person, Stephen Wetherup, B.Sc., P.Geo., of Caracle Creek International Consulting Inc. of Vancouver, British Columbia.

Introduction

The roughly 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous silver production since the 1500’s and today is host to the world’s largest producing silver mine operated by Industrias Peñoles, S.A. DE C.V. (“Peñoles”). The Peñoles/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito vein, currently undergoing preproduction development.

This is the most important project in the Company’s portfolio of properties.  The Juanicipio property is host to a new discovery of a high grade gold silver vein.  The Valdecañas vein was discovered in December of 2005 and is undergoing a significant drill campaign to delineate its full potential.  To date the vein is averaging almost 5.8 metres wide, has a down dip length in excess of 400 metres and has been traced for 1,500 metres along strike.  The average grade of 14 holes (out of 17) that are within the high grade silver/gold zone is 1,292 grams per tonne silver, 2.50 g/t gold and 8.7% combined lead and zinc.

The Juanicipio property and its potential were first recognized by a consultant in the late 1990’s.   Subsequently the Company was presented with an opportunity to acquire the Juanicipio property.  In a series of business transactions involving shares and cash between July 18th, 2002 and July 16th, 2003, the Company through its 100% owned Mexican subsidiary, Lagartos, acquired a 100% beneficial interest in the Juanicipio property. See “General Development of the Business – Three Year History – The Qualifying Transaction”.

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, who expressed an interest in a joint venture arrangement for the Juanicipio property.

Through a formal agreement effective July 1, 2005 with Peñoles, the Company granted to Peñoles an option to earn a 56% interest in the Juanicipio property in consideration for Peñoles conducting staged exploration expenditures totalling US$5,000,000 over 4 years and purchasing US$1,000,000 of securities of the Company.

Peñoles, through the efforts of their exploration program, made a significant epithermal vein discovery called the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  The Valdecañas vein was discovered at depth in late 2005 during an exploration program conducted by Peñoles on the Juanicipio property.

By May of 2007, Peñoles had fulfilled their expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and Peñoles holds a 56% interest in Minera Juanicipio.  Peñoles is the operator of the project and both parties fund on-going and future programs in proportion to their interests.

By the end of 2007, a vein of approximately 1,500 metres long averaging 5.8 metres wide and having a dip length in excess of 400 metres was outlined by a series of 20 holes that have intersected the vein.  The program to fully delineate the vein is still in progress.

Project Description and Location

The Juanicipio property (the “Juanicipio property” or “Juanicipio”) is located in the Fresnillo District, Zacatecas, Mexico, and approximately 6 kilometres west of the city of Fresnillo.

Juanicipio Project Location
MAG
COAHUILA DE ZARAGOZA
DURANGO
ZACATECAS
SAN LUIS POTOSI
NAYARIT
SIERRA RAMIREZ
SELLO
Durango
LAGARTOS X
San Martin
Sombrerete
LAGARTOS V
Fresnillo
LAGARTOS NW
LAGARTOS SE
F.I.M.
JUANICIPIO
San Nicolas
Real De Angeles
LAGARTOS S
FRESNILLO SILVER TREND
LORENA
Guanajuato
23°0'0"N
Legend
MAG Property
City
Mine
Road
0 25 50 100 150 200
Kilometers

 Figure 1 - Juanicipio property, Zacatecas State (roads in black, December 20, 2007)

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the Sierra Valdecañas, a 13 kilometre by 30 kilometre long mountain range that lies immediately west of Fresnillo.  The property lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth. The Mexican Mining Law states: Article 19. Mining Concessions grants the right to:

V.  Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat;

VI. Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in terms of the applicable law.

Power is located a few miles from the main part of the Juanicipio property and is available.

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio property is located, is good.  A high quality dirt road runs about 1.5 kilometres up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 kilometres south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

Ownership

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I (“Sutti”), of Zacatecas, Mexico (the “Juanicipio Agreement”), Sutti granted to the Company’s Mexican subsidiary Lagartos an option (the “Juanicipio Option”) to acquire a 100% interest in the Juanicipio property in exchange for cash payments and a work commitment.  Sutti subsequently assigned his interest to Minera Venus, S.A. DE C.V.

Minera Venus, S.A. DE C.V. was owned as to 99% by Lexington Capital Group Inc. and as to 1% by attorney Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 Common Shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% later being transferred to the ownership of a director of the Company in trust).  The Company subsequently merged and amalgamated Minera Venus, S.A. DE C.V. into Lagartos, wound up Lexington Capital Group Inc. and terminated the Juanicipio Agreement, thereby eliminating its obligations under the original Juanicipio Option to make any further option payments, fulfill any further work commitments or pay any royalty.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Peñoles, the Company and Lagartos granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 of exploration on the property over four years as follows: (i) minimum US$750,000 in year 1, including a minimum of 3,000 metres of diamond drilling; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the Agreement becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase; and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the Agreement, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase.

At December 31, 2007, Peñoles had met all of the earn-in requirements of the Agreement.  Delineation, exploration and geotechnical drilling continues on the Juanicipio property at the date of this AIF.

In December 2007 the Company and Peñoles created Minera Juanicipio for the purpose of holding and operating the Juanicipio property.  Minera Juanicipio is held as to 56% by Peñoles and 44% by the Company through its subsidiary, Lagartos.  Prior to December 31, 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company or Peñoles were transferred into Minera Juanicipio.  At the date of this AIF, Minera Juanicipio is operated according to the terms and conditions of the Shareholders Agreement.  All costs relating to the property and Minera Juanicipio will be shared by the Company and Peñoles pro-rata on their ownership interests in Minera Juanicipio.

For its interests in the Juanicipio property, to December 31, 2007 the Company had incurred to its own account $919,458 in acquisition costs, consisting of $486,125 in cash and $433,333 for the issue of 366,667 Common Shares, and exploration costs of $2,230,216.

To December 31, 2007, the Company has invested $9,174,692 on the Juanicipio property and contributions to Minera Juanicipio.  After accounting for cost recoveries of $2,509,553 and a foreign currency translation adjustment of $716,778, a net investment of $5,948,361 has been recorded by the Company at year end.

To capitalize Minera Juanicipio the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.68 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles in the period subsequent to completion of their earn-in.

At December 31, 2007 the assets of Minera Juanicipio consisted of cash in the amount of 5.54 million pesos ($526,474), IVA receivables in the amount of 18.48 million pesos ($1.76 million) and mineral and surface rights at a deemed value of 123.12 million pesos ($11.7 million).  Payables to Peñoles for exploration work amounted to 3.05 million pesos ($290,000) while shareholders equity was 144.09 million pesos ($13.69 million).  As Minera Juanicipio was created just before year end there were no results from operations to report.

History

The Juanicipio property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of the lower Cretaceous rocks composed of limestones.  The limestones are overlain (perhaps in over thrust contact) by the Chilitos Formation, composed of marine volcanic derived sediments and volcanic flows and mafic intrusive bodies.  The section is capped by the Tertiary age conglomerates and volcanic derived sediments and overlying rhyolite ash-flow tuffs.  Everything older than the Fresnillo Formation is intruded by intermediate dikes and a quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrust faulted.

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.  The rocks exposed appear similar to the upper Valdecañas Sediments of the Proaño Group as seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded sediments and volcanic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  This surface is buried by Tertiary age alluvium, surface debris, and a variety of volcanic ash flows.

Environmental Surveys

Environmental surveys done on the Juanicipio property to date are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

The only previous surface disturbances on the Juanicipio property were small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Mineral Resources and Reserves

The Juanicipio property is at an advanced staged exploration and delineation stage.  Not enough data has been generated from which to estimate resources and reserves.

Exploration Program

Prior to drilling in 2003 and 2004, no silver, gold or base metal mineralization had been documented on the Juanicipio property, only the extensive clay alteration and silicification of the Tertiary rocks, which alluded to mineralization at depth. Drilling by the Company during its 2003 and 2004 drilling campaign directed toward geophysically delineated structures changed this when it encountered significant high-grade silver (Ag), gold, (Au) and lead (Pb) and zinc (Zn) mineralization at depth.

Mineralization observed in the drill core consists of either base metal sphalerite-galena veins or precious metal, banded or brecciated quartz-Pyrargyrite (silver mineral)-acanthite (silver mineral)-polybasite (silver mineral)-galena (lead mineral)-sphalerite (zinc mineral) veins. Alteration in the sedimentary host rock is limited to silicification, weak pyritization, and weak clay alteration. Within a metre of the veins silicification and disseminated sulphide minerals increase significantly (generally pyrite-sphalerite-galena).

The silver rich veins encountered in Holes JI03-01 and Hole JI03-01A averaged approximately 6.9 g/t gold , 467 g/t silver, 0.1% zinc over 2.99 metres including 10.9 g/t gold and 689 g/t silver over 2.00 metres and 0.7 g/t gold , 401 g/t silver, 0.1% lead over 1.7 metres respectively. These veins display several stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-Pyrargyrite banding on the millimetre scale.

In late 2005 during their earn-in phase, Peñoles discovered high-grade silver-gold mineralization in the Valdecañas vein when Hole 16 intercepted 1,798 g/t Ag, 2.91 g/t gold, 3.43% Pb, and 5.51% Zn over 6.35 metres. Since then, Peñoles obtained the permitting for definition drilling and road construction and has completed 20 diamond drill holes on the Valdecañas vein discovery. The mineralization is now known to strike for more than 1500 metres and extend from 300 metres to 750 metres below surface for an approximate down-dip distance of 450 metres. Mineralized intercepts average 5.8 metres true width.

To date the vein is averaging 5.8 metres wide, has a down dip length in excess of 400 metres and has been traced for 1,500 metres along strike.  The average grade of 14 holes (out of 17) that are within the high grade silver/gold zone is 1,292 g/t silver, 2.50 g/t gold and 8.7 % combined lead and zinc.

The amount of gold in the system appears to be higher than other veins in the district.

Significant progress was achieved on the Juanicipio property in 2007. The following table summarizes the intersections to date within the high grade zone of the Valdecañas vein.

The joint venture also purchased more land to add to the Juanicipio property.  The new land purchase is located to the west of the Valdecañas vein discovery and ties directly to the west of the land purchased last year. Combined with last year’s purchase the joint venture now has uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas vein from east to west. Late in 2007 the joint venture also elected to purchase over 2.5 kilometres of surface rights along the strike projection of the Juanicipio vein.  This purchase underscores the importance the joint venture places on the Juanicipio vein.

These land purchases have become assets of the new company, Minera Juanicipio, which was established to own and operate the Juanicipio Joint Venture.

At December 31, 2007, the Valdecañas vein remains at an early definition drilling stage.  No data has yet been generated from which to estimate resources and reserves. Exploration drilling continues on the greater Juanicipio property area. By the end of 2007, approximately 13,500 metres of a proposed 28,000 metre program of definition drilling was completed on the Valdecañas silver/gold vein discovery.

Interpretation and Conclusions

Valdecañas lies 2.5 kilometres southwest from the principal production San Carlos vein and 2.5 kilometres northwest from the Saucito vein, currently undergoing preproduction development. Geologically and mineralogically the Valdecañas vein has affinities to the Santo Niño vein, at one time the principal production vein at Fresnillo.

The drilling to date clearly demonstrates that Valdecañas is an epithermal vein typical of the Fresnillo District. However, the Valdecañas and the Juanicipio veins (discovered by MAG in 2003) contain significantly higher gold grades (2-4 grams gold per tonne) than the average veins (0.5 grams gold per tonne) in the principal production parts of the district (averages: 1,292 g/t silver, 2.50 g/t gold and 8.7% combined lead and zinc).

The Valdecañas vein has undergone multiple mineralizing events as evidenced by various stages of brecciation and quartz sealing. The vein exhibits the characteristic metal zoning of the principal veins at Fresnillo, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stage indicating complex multi-stage mineralization combining stages seen separately in other parts of the district.   Overall, the precious metals rich zone has an interval of 350 metres in vertical height, which is typical of major producing veins in the district although it lies slightly lower in elevation than the comparable precious metals zones being mined elsewhere in the district. Within ten to twenty metres of the vein, the wall rocks are progressively pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals. Alteration in the volcanic/sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

Work Program

From the time that Peñoles began the exploration program on the Juanicipio property, they have completed approximately 28,212 metres of drilling in a total of 32 holes.  Of that total, 20 holes (21,000 metres) including 7 restarted holes were targeted on the Valdecañas vein.

Work Program for 2008

Objective Strategy: Drilling will continue to be directed to the delineation of the Valdecañas vein.  Work will begin to test the Juanicipio vein located 1.0 kilometre to the south of Valdecañas. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

Work Program: There will be a minimum of 4 drills operating initially on sections G, Q, O, U and I.  There are plans to address drilling at VP-2 (see below), a deep hole GE (down dip of GD) and review potential in area of JU-03-08 with the view to drilling.

Metallurgical sampling and testing is ongoing and results are expected in early 2008.

Drilling at Valdecañas shows that the vein extends off the Juanicipio property to the east and is nearing the northern boundary as well.  It is possible (not confirmed) that the full extent of the vein (1500 metres) on the Juanicipio property has been identified. The down dip portion would remain on JV property for another 200 -350 metres in a westerly direction. The strike of the vein is in question due to lack of drilling in the western fault block. However, there is still room to add significant ounces down dip to the west and east.

There is a significant gap between section M and Section S (~600m) where there is a paucity of drill information.  The drill program will be focused on sections O, Q, S and U for the most of the first half of the year. Drilling on in-fill sections at 100m spacing may be necessary ahead of proposed plans for a ramp to explore the vein from underground. These plans are still in the incubation period at this time and have yet to be formally presented to the Joint Venture for approval.

A review of past drilling by the Joint Venture in the context of the Valdecañas vein discovery has revived interest in Hole VP – 02 drilled in 2006. This hole is located on the Juanicipio property 1,200 metres to the west of Valdecañas vein section G.  This hole reported a one metre section of 7.70 g/t gold and 4.0 g/t silver, 700 metres below surface.  The presence of strong gold values in this intersection and its relative proximity to the Valdecañas vein is considered highly significant, and the exploration program will examine this structure with drilling in the near future.

For the coming year 24,000 metres of drilling are proposed on the Juanicipio property at a cost of US$3,000,000 (100% to the joint venture). An additional $78,750 has been earmarked for geology and $25,000 for miscellaneous expenditures.

The following budget has been approved by the Company for funding its 44% of this additional work:

JUANICIPIO EXPLORATION	Units	Cost	Total
Land / Payments / Tax	x	x	5,283.30
Geology	175.00	450.00	78,750.00
Geophysics			0.00
Geochemistry			0.00
Trenching / Roads			0.00
Labour/ Contract			0.00
Drilling	24,000.00	125.00	1,320,000.00
GIS/Map/Processing			0.00
AEM			0.00
Miscellaneous	10.00	2,500.00	25,000.00
TOTAL			1,429,033.30

Sampling, Analysis & Security of Samples

Peñoles is the world’s largest producer of primary silver and they follow a specific set of QA/QC procedures.  Peñoles geological personnel oversee the logging of all core and the selection and collection of all core samples.  Core samples are shipped from the point of collection on the project directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

The Batopilas (Don Fippi) Property

Readers are encouraged to read the following technical reports, from which the discussions in this section are derived:

1.
Filed on SEDAR January 4, 2007: a NI43-101 technical report, dated September 19, 2006, entitled “The Geology and Exploration Potential of the Don Fippi Project, Chihuahua State (27[o]02’N, 107[o]44’W), Mexico” prepared by Clancy J. Wendt, P.Geo., Reno, Nevada;

2.
Filed on SEDAR April 2, 2003: a NI43-101 technical report, dated November 19, 2002, entitled “The Geology and Exploration Potential of the Don Fippi Project, Chihuahua State (27[o]02’N, 107[o]44’W), Mexico” prepared by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado.

Introduction

The Batopilas property (“Batopilas” or the “Batopilas property”) covers 3,547 hectares and is located deep within the famous Copper Canyon country of south western Chihuahua State, Mexico.  Batopilas is owned 100% by MAG and can be described as a rare “native” silver district. High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632. The district produced almost 300 million ounces until the Mexican Revolution in 1912 disrupted production from which the district never recovered.  MAG’s control of this unique and high grade district is the first consolidation of the district’s silver mines (over 70 in total) and the first modern exploration program to be conducted in over 93 years.

The Company over the past four years has generated the first modern detailed geological and structural map of the district and is combining it with a number of modern geophysical and geochemical exploration techniques to aid exploration for new high grade silver veins.

There have been three phases of drilling at Batopilas and each phase has added to the formulation of the present exploration model.

MAG in 2004 selected a limited area in the central part of the district for initial exploration based on a combination of favourable geology, surface and underground access.  The area lies in a largely unexplored area across a major fault (the “Roncesvalles Fault”) and near a heavily mined area with excellent underground access via the 2.4 kilometres long Porfirio Diaz Tunnel.  The area is also accessible via one of the district’s few surface roads.

A ten-hole 2500 metre drill program was initiated in the fall of 2005 to test preliminary drill targets and help refine the exploration methods MAG developed to explore its land holdings at Batopilas.

MAG announced in January, 2006 that a single high-grade silver mineralization had been intersected in initial drilling at Batopilas. Hole 02 intersected the Don Juan with 1.70 metres (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton).

Other work in 2006/07 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line kilometre airborne geophysical survey focusing on delimiting structures over the entire 40 square kilometre land package (initiated in late February 2007); a detailed stream sediment and ridge and spur soil sampling program that focused on the signature multi-element suite defined during the drill program; and a detailed geological re-mapping of the entire project area.
The drill rig was remobilized for the next phase of drilling in mid February 2007. A total of 12 holes were drilled for an additional 3,025 metres.

This work was successful in identifying a number of important exploration control vectors at Batopilas that included a better understanding of the lithological controls of the native silver mineralization, the structural history and structural ore host controls, the vein and structural geochemistry as well as the lateral and vertical metal zoning characteristics of the vein mineralization.

Drilling in 2008 is designed to test this new model.

Property Description and Location

The Batopilas property comprises seven exploration claims covering approximately 3,547 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico.

Batopilas lies in the topographically rugged central spine of the Sierra Madre. The Batopilas property area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 metres elevation.

MAG
BATOPILAS PROJECT LOCATION
Legend
MAG Property
City
Mine
Road
El Paso
Cuidad Juarez
Bismark
Rio Grande
CINCO DE MAYO
CENTRAL BELT
BASIN AND RANGE
UNITED STATES OF AMERICA
SONORA
Ojinaga
16
Santa Eulalia
Chihuahua
Basaseachic
GUIGUI
BASIN AND RANGE
28°0'0"N
Naica
WESTERN SIERRA MADRE
45
COAHUILA DE ZARAGOZA
Cuidada Jimenez
San Francisco del Oro
Parral
BATOPILAS
Hidalgo del Parral
Gulf of California
SINALOA
DURANGO
SIERRA RAMIREZ
0 25 50 100 150 200 250
Kilometers

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is a good quality 70 kilometres unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 kilometres to the east.  The main road runs along the river and is in very good condition through the town of Batopilas.  Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin.  A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel.  Access to the balance of the area is by foot or horseback.  Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines.  The Porfirio Diaz Tunnel was caved, about 1.5 kilometres from the mine portal, but cleared by the Company in early 2007. The back 2.5 kilometres is now accessible. Both water and power are available at the Batopilas property.

Ownership

Under the terms of a November 18, 2002 option agreement between the Company, Lagartos and Minera Bugambilias, S.A. DE C.V. (“Bugambilias”), Bugambilias granted to Lagartos an option to acquire a 100% interest in the Batopilas property.

On April 20, 2005 the Batopilas Agreement was amended whereby the Company acquired a 100% interest in the Batopilas property through a one time final payment of 750,000 Common Shares and the grant of a 4.5% net smelter returns royalty to Bugambilias.  The purchase eliminated the Company’s prior obligations to make further cash payments of US$450,000, incur further work expenditures of approximately US$3,410,000 and issue 673,822 additional Common Shares under the original Batopilas Agreement.

To December 31, 2007 the Company has incurred $1,422,672 Cdn in acquisition costs and $3,344,413 Cdn in exploration costs on the Batopilas property.

All properties acquired by Lagartos, Bugambilias or any of their affiliates within the borders of the Batopilas property became part of the Batopilas property and were included under the Batopilas Agreement.

History

High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632.  Batopilas produced an estimated 300,000,000 ounces of silver between 1632 and 1912 from ore shoots of very high grade crystalline native silver hosted in calcite veins.

The district has not seen any consolidation since the closure in 1912 and this is the fist time the district has been under a single land ownership. The Company has generated the first modern detailed geological and structural map of the district and is combining it with a number of modern geophysical and geochemical exploration techniques.

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province.  Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks.  The two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

The Batopilas veins are distinct from the other epithermal vein deposits of the region, which typically have a productive zone a few hundred metres high. The Batopilas silver veins were productive over a vertical interval of at least 700 metres and the bottom of the system has apparently never been reached.

Batopilas District Geology

Geologically, the Batopilas District lies in the Sierra Madre Occidental magmatic province, which is host to a multitude of epithermal gold-silver vein systems.

Batopilas District mineralization is hosted entirely within the lower volcanic complex which consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcanic derived sediments.  Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of metres above the vein system.

Mineralization and Alteration

Mineralization in the silver zone dominantly occurs in a volcanic Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade, ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 – 80 metres long, 0.5 - 4.6 metres wide (1 metre average) and up to 350 metres down plunge.  Shoots are connected by up to 90 metres of barren calcite veinlets, often only .1 - .3 millimetre wide.

Environmental Surveys

Environmental surveys done on the Batopilas property to date are those required for drill and trench permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling and for trenching.

Old workings and prospect pits dot the surface of the Batopilas property.  Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away. Reconnaissance and detail SEMARNAT coverage indicates that there are no inherited environmental liabilities from these disturbances.

At present the construction of drill roads, drill pads and trenches are the only “modern” disturbances found at Batopilas. Active programs of road reclamation are being conducted by the Company and are monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Mineral Resource and Mineral Reserves

The Batopilas property remains at mid to early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Exploration Program

Results of the 2007 exploration program in the  Batopilas Native Silver District has encountered high grade silver in: drilling in the Roncesvalles – Todos Santos area, drilling in the Las Animas area (The Cobriza veins) and  a series of drill roads and trenches in the Las Animas Ridge area. A seven hole 2,907 metre drill program that started in mid-February was completed.

Highlights of the program include Hole BA07-15 at Todos Santos which intersected 1.0 metre of 3,070 g/t silver (89.5 ounces per ton), 3.6% lead and 0.63% zinc. This intercept is located on the east side of the Roncesvalles Fault Zone (RFZ) in the footwall of the Todos Santos – San Roberto vein system. The intercept is interpreted to be a parallel footwall vein or splay of the historically highly productive “Todos Santos Vein” that was last worked around 1915. This intercept and last year’s “Don Juan” intercept (1.7 metres of 2,357g/t Silver or 68.7 ounces per ton) are on opposite sides of the major Roncesvalles Fault Zone and their relationship to each other is under additional study.

Other significant drilling highlights include two intercepts in the Las Animas Area of 1.0 metre of 156 g/t (4.54 ounces per ton) and 1.0 metre of 186 g/t (5.42 ounces per ton) silver respectively in Holes BA07-17 and BA07-18.  Both represent about 200 metres down dip intersections from the veins and vein structures discovered by a series of roads and trenches constructed this year to follow up on silt and soil geochemical anomalies. The drill intercepts provide important information to help in determining the strike and dip continuity of these mineralized structures.

A highlight from the 2,495 metre program of trench and road work includes the discovery and exposure of the Cobriza North vein structure. This vein is exposed in a 4.0 metre high road-cut and is from 0.25 to 1.0 metre wide. Eleven samples totalling 281.54 kilograms (620 pounds) of bulk material was collected for analysis. Metallic screen analysis has returned an average minimum grade for this bulk sample of 11,158 grams per tonne silver (325.4 ounces per ton). This analysis does not include the 2,776 grams (89.3 ounces) of native silver that was hand collected from this location as well.

More than a dozen other geochemically anomalous structures containing silver values from 10 to 580 grams per tonne silver (0.3 to 16.9 ounces per ton) in rock-chip samples have yet to be followed up in detail.  Follow-up work is planned.

The results of this phase of work at Las Animas suggests that the mineralization may represent one single north east-trending and northwest-dipping mineralized structural zone with a strike length in excess of 500 m.

A revised district scale geologic map of the Batopilas land holdings has been generated by the Company. This study re-interprets the geology of the district and has identified the lower part of the Batopilas formation as the preferred host for the most significant silver mineralization throughout the region. The revised structural and stratigraphic model indicates that a large intrusive-cored radial dike-vein system is centered under the south slope of Cerro de Las Animas near the projected intersection of the Roncesvalles Fault Zone and Pastrana vein system.  This new understanding allows improved targeting of the highest potential structures in the preferentially favourable Batopilas formation host rocks.

A high resolution airborne magnetics and electromagnetic survey was flown by a contract airborne service over the entire Batopilas district. The approximately 770 line kilometres of new data clearly highlight stratigraphic, intrusive and structural features defined in the new district scale mapping and provide a sound basis for targeting further exploration drilling throughout the Batopilas silver district.

Interpretation

The 2006-2007 Batopilas geological-geochemical-geophysical and drilling programs in the focus  area has dramatically improved the overall understanding of mineralization controls and should allow significantly improved targeting for further drilling throughout the district.  The overall structural fabric has been outlined and the apparent close spatial relationship between mineralization and distinctive quartz latite-monzonite dikes has been recognized.  Combining this with the recent recognition of the specific stratigraphic units that are the most favorable hosts mean that it is now possible to target the most favorable structures within the most favorable stratigraphy, in close proximity to the potentially important quartz latite-Monzonite dikes.  This kind of geologic focus has not been previously attainable.

Work Program for 2008

Objective/Strategy:                                                       The exploration target is high grade silver in veins as native silver and/or acanthite. To test the new stratigraphic and structural model with a series of diamond drill holes at La Escondida, Las Animas and Santo Domingo.

First targets will be around the Escondido slide block to test the Company’s new exploration model and deep vein hypothesis.  At least one of these holes will be targeted deep to pursue novel mineralization styles in proximity to an inferred intrusive center.  Subsequent targets will be tested in the Animas Ridge trench area and the northern projection of the Santo Domingo vein swarm. Field work has located surface expressions of these silver bearing structures with visible mineralization (galena) nearly 500 metres north from the Santo Domingo Adit.  At least 2 drill holes are planned to test this set of veins around 150 and 350m north of the northern limits of the historic mining. The trench program will continue from where it stopped at the end of the last field season in the Los Animas area. The main emphasis will be to extend road one to the point of the ridge and then to extend road two to intersect the silver geochemical anomalies detected earlier.  A Pulse Electromagnetic down hole geophysical survey is also planned upon the completion of the drill campaign.

BATOPILAS	Units	Cost	Total
Land / Payments / Tax	x	x	3,047.80
Geology	45.00	450.00	20,250.00
Geophysics/BHG	5.00	2,500.00	12,500.00
Geochemistry	750.00	28.00	21,000.00
Trenching / Roads	4.00	30,000.00	120,000.00
Labour/ Contract	200.00	250.00	50,000.00
Rent bldg/ core	12.00	2,500.00	30,000.00
Drilling	3,500.00	190.00	665,000.00
GIS/Map/Processing	10.00	400.00	4,000.00
AEM			0.00
Miscellaneous	12.00	2,500.00	30,000.00
TOTAL			955,797.80

Sampling, Analysis & Security of Samples

The Company has implemented a quality control program to ensure best practices in sampling and analysis of core samples. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for Silver are also regularly run as an additional QA/QC check.

Cinco de Mayo Property

Introduction

The Cinco de Mayo property is located approximately 80 kilometres north of the city of Chihuahua, Mexico. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property.  Cinco de Mayo is one of MAG’s three Carbonate Replacement Deposit (“CRD”) style targets.

CRDs have contributed 40% of Mexico’s historic silver production, making them second only to epithermal veins in total ounces of silver produced in Mexico. CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo in 2006/2007 were very noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

MAG’s 2006 and 2007 drill program at Cinco de Mayo in northern Chihuahua State, continues to confirm that a significant Carbonate Replacement silver, lead and zinc system underlies the alluvium covering 75% of the Cinco de Mayo property area. All of the mineralization intersected in drilling to date were initially identified as buried (blind) geophysical and geochemical anomalies that were consistent with our exploration model.

Property Description and Location

Cinco de Mayo is a 5,000 hectare CRD prospect located in Chihuahua State. It occurs proximal to the highly favourable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck.

The property lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and Terrazas. This gives rise to a thick carbonate section to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement. These are essential elements of the mineralization model.

MAG
CINCO DE MAYO PROJECT LOCATION
UNITED STATES OF AMERICA
Legend
MAG Property
City
Mine
Road
El Paso
Cuidad Juarez
Rio Grande
Bismark
31°0'0"N
CINCO DE MAYO
CENTRAL BELT
BASIN AND RANGE
Ojinaga
SONORA
16
Santa Eulalia
GUIGUI
Chihuahua
BASIN AND RANGE
16
Basaseachic
WESTERN SIERRA MADRE
Naica
45
COAHUILA
Cuidada Jimenez
Parral
San Francisco del Oro
Hidalgo del Parral
BATOPILAS
Gulf of California
SINALOA
DURANGO
SIERRA RAMIREZ
N
W
E
0 25 50 100 150 200 250
Kilometers

Accessibility

The Cinco de Mayo property is located approximately 80 kilometres north of the city of Chihuahua. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property. Year round access is good.

Ownership

Pursuant to an arm’s length agreement dated as of April 15, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option to acquire a 100% interest in the 23,928 hectare (59,125 acre) Cinco de Mayo property subject to a 2.5% net smelter returns royalty.

During the year ended December 31, 2005, the Company and Cascabel amended the terms of the original Cinco de Mayo Agreement.  Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009 may be paid in Common Shares at a deemed price per share equal to the average trading price of the Company’s Common Shares for 30 calendar days prior to the date of the payment.  To that end, the Company paid cash of US$62,500 and issued 30,840 Common Shares (2005 – US$37,500 and issued 59,830 Common Shares) for the property payment due July 26, 2006.  For the property payment due July 26, 2007 the Company paid cash of $175,000.  To December 31, 2007 the Company paid US$300,000 in cash, issued 165,670 Common Shares at a value of $266,630 and completed $2,775,679 in exploration costs.

This early stage property is held 100% by the Company.

History

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Dr. Peter Megaw and Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

Regional Setting

CRDs form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulphides, to massive sulphide chimneys and mantos, with large systems ranging from 25 to 100 million tons of high-grade ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.

Local Geology

The Sierra Cinco de Mayo is an elongate limestone ridge, about 1 kilometres wide and 4.5 kilometres long flanked by broad alluvium mantled valleys. PEMEX data and outcrop reconnaissance indicate that the alluvial cover is very thin and that a very thick section of favourable carbonate host rocks lies immediately beneath the cover. The ridge is cut by NE-SW and NW-SE structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are two old mines on the property that probably produced small amounts of high-grade silver and base metal ores.  These jasperoids were the focus of a systematic mapping and sampling program in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favourable host rocks.

Locally, there is abundant evidence that the western bounding fault of the Chihuahua Trough has functioned more recently as a major shear zone, with strands passing along the immediate flanks of the north-northwest-elongate Cinco de Mayo Ridge. At Cinco de Mayo, there are numerous mineralization and alteration occurrences associated with this fault. These include the prospects Abundancia, Celia and Orientales and a host of unnamed occurrences dominated by iron rich jasperoids with strongly anomalous Pb-Zn-Ag-As (Au) signatures, particularly along the ridge.

Environmental Surveys

Environmental surveys done on the Cinco de Mayo Property to date are those required for drill and road building permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Several small and inconsequential old workings and prospect pits are found in and around the Cinco de Mayo Property.  Reconnaissance and detail SEMARNAT coverage indicates that there are no inherited environmental liabilities from these workings.

At present the construction of drill roads and drill pads are the only “modern” disturbances found at Cinco de Mayo. Active programs of road reclamation are being conducted by the Company and are monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Mineral Resources and Reserves

The property is in the early exploration phase. Not enough data has been obtained to provide reserve or resource estimates.

Exploration Program

Exploration work in the covered areas is largely “blind” and necessitates using geochemical and geophysical techniques to trace mineralization beneath this thin cover.  The mineralization is known to contain magnetic pyrrhotite, indicating that airborne or ground magnetics may be useful.  Other high end use geophysics may also be useful in delineating deeper structure and various soil-geochemical prospecting tools will be employed to locate mineralization centers.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometre geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.

The Company contracted a 450 line kilometre airborne magnetic and electromagnetic survey which was completed in late 2006.  The results are considered very significant and were a significant guide to further drilling in 2007 when integrated with previous work and the recent drill information.

In combining the geological, geochemical, biogeochemical, geophysical data and interpretations MAG developed a series of drill targets.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo in 2007 were very noteworthy. Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. (e.g. Hole CDM-01 had 6.11 metres of 5.7% zinc, 1.4% lead and 22.5 grams per tonne silver). Mineralization is open in all directions. At least trace mineralization was encountered in the remaining three holes.

The intersections occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks. Several holes were drilled on a geophysical anomaly detected in the initial processing of a 450 line kilometre airborne electromagnetic and magnetic survey. This structure can be traced for kilometres in either direction with this detailed magnetic survey. Early interpretation indicates that the airborne survey can detect buried mineralization and their related igneous heat sources and can be a valuable ingredient in focusing ongoing exploration programs.

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico.

Drilling in mid to late 2007 was targeted on newly discovered mineralization identified in the first pass program completed in January of 2007.

The Company has announced assay results from the 2007, 12 hole, 6,316 metre program completed late last year on the Cinco de Mayo property.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

The first two 50 metre step-outs from this intercept have been drilled and have also intersected mineralization in the same relatively flat-lying structure. Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins. Hole 08-23, a 50 metre offset to the northwest, hit 0.85 metres of banded massive sulphides. Assays for both are pending. All three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto ("blanket") developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong. Mineralization is open in all directions.

Hole 07-21, drilled nearly 1 kilometre to the southwest of Hole 07-20 (and started before Hole 07-20 reached massive sulphides) tested the down-dip projection of prominent exposures of shallow northeast-dipping gold and silver-bearing iron rich jasperoid that is exposed for 4 kilometres along the front of the adjoining range. At roughly 150 metres vertical depth, this hole intersected 15 metres of altered limestone, which contained a 1.0 metre thick zone grading 684 g/t silver (20 opt) with minor base metals. Hole 07-14 drilled 1,300 metres to the southeast from Hole 07-21 also tested the projection of the jasperoid zone and reported 3.22 metres of 94 g/t silver (2.74 opt) and 0.23% lead and 1.03% zinc in gossan.

The intercepts in Holes 21 and 14 fall on the up-dip projection (over 1,000 metres) of the sulphide manto intersected in Holes 20, 22 and 23, indicating that the sulphides, silver-infused limestone of Hole 07-21, and jasperoid outcrops all occur within the same low-angle fault zone. Notably, this alteration to mineralization transition is similar to that seen in the distal fringes of several important silver, lead and zinc rich massive sulphide districts of the region. There are several other textural, structural and mineralogical characteristics present to indicate we may have a very large CRD system present at Cinco de Mayo.

There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines. Exploration is guided by MAG's CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled. The new mineralization lies along a very strong north west-trending magnetic anomaly that runs over 3,000 metres through Hole 07-20 to the southeast to previously reported sulphide-rich and hornfels intercepts. Numerous geophysical targets lying along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district, remain to be drilled.

Despite the extensive alluvial cover and limited drilling, the Company has now cut significant mineralization within a laterally traceable low-angle structural host over more than 8 square kilometres. The drill program will continue to systematically offset the manto style mineralization intersected in the widely spread drilling while at the same time continue to drill test the array of geophysical anomalies.

Work Program for 2008

Drilling in 2006 and 2007 intersected widespread silver/lead and zinc mineralization along a major structure and hosted in limestones.  Two holes drilled in the fall of 2007 intersected replacement style massive sulphide carrying significant grades of silver, lead and zinc. Drilling is to continue with a proposed 8,000 metre drill campaign to follow up on these significant intersections.

Given the strong intercept in Hole 20, and its location along a strong NW-trending magnetic low feature, as well as its location within an interpreted low-angle range bounding thrust fault, it is proposed to start with 50 metre drilling offsets of Hole 20.

It is believed that the massive sulphide hit in Hole 20 is distal CRD mineralization emplaced within the interpreted low-angle thrust fault. If this interpretation is correct, and this structure is the same structure as intersected in Holes 2, 14, 19, and 21, then we may be able to vector towards possibly more significant source mineralization to the east or northeast or even northwest within the fault.  The Company has a number of geophysical targets selected that might tie in to this interpretation and they remain to be tested.

It is also proposed to conduct a borehole Pulse Electromagnetic survey and that the results be used as a targeting tool for tracing sulfide bearing zones at Cinco de Mayo.  This information would aid the effort to use existing intercepts to vector towards possible source mineralization.

CINCO DE MAYO	Units	Cost	Total
Land / Payments / Tax	x	x	287,180.60
Geology	30.00	600.00	18,000.00
Geophysics/BHG	5.00	2,500.00	12,500.00
Geochemistry			0.00
Geophysics/INTG	10.00	800.00	8,000.00
Labour/ Contract	100.00	250.00	25,000.00
Land Deals / Purchases	1.00	250,000.00	250,000.00
Drilling	8,000.00	185.00	1,480,000.00
GIS/Map/Processing	10.00	400.00	4,000.00
Ground Gravity	2,250.00	100.00	225,000.00
Miscellaneous	12.00	2,500.00	30,000.00
TOTAL			2,339,680.60

Sampling, Analysis & Security of Samples

The Company has implemented a quality control program to ensure best practices in sampling and analysis of core samples. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for Silver are also regularly run as an additional QA/QC check.

Other Properties

The Company has several other exploration properties.  At this point in time the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua trough. The Company is constantly looking for other opportunities that could offer us the potential to meet our exploration directives.

The Company acquired and has identified a number of new project areas throughout our targeted regions and will be directing these projects through the exploration process in order to identify drill targets.

None of the other projects are advanced enough to be able to identify any resource or reserve figures.  All are very early to early grassroots exploration stage properties.

DIVIDENDS

The Company has not declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 48,545,566 Common Shares were issued and outstanding as at March 26, 2008. All of the issued shares are fully paid and non-assessable. Our Company does not own any of its shares.

The shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On January 18, 2008 the shareholders of the Company approved a Shareholder Rights Plan (“Plan”).  The Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan will expire at the end of the third annual general meeting of the Company’s shareholders following this approval, unless renewed by the shareholders. A copy of the Plan may be obtained by request in writing to the Company at Suite 328 – 550 Burrard Street, Vancouver, BC V6C 2B5.

Stock Options

The Exchange requires all Exchange listed companies to adopt stock options plans. The Stock Option Plan is expected to benefit shareholders by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The Company has a stock option plan in place that was approved by Shareholders on May 9, 2007. The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant. A copy of the Plan may be viewed in electronic format at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange/ TSX Venture Exchange – MAG
Month	High	Low	Volume
February, 2008	15.42	11.85	2,556,509
January, 2008	15.49	12.58	2,835,924
December, 2007	15.50	13.79	1,238,184
November, 2007	16.29	14.01	2,423,889
October, 2007	15.06	13.19	2,045,108
September, 2007	14.62	12.80	1,930,574
August, 2007	14.78	9.80	2,260,659
July, 2007	16.40	11.40	2,458,004
June, 2007	12.46	10.10	2,512,170
May, 2007	12.44	9.00	4,292,923
April, 2007	9.77	7.77	2,790,730
March, 2007	10.00	8.35	3,064,687
February, 2007	8.75	8.28	2,207,430
January, 2007	8.10	5.51	5,008,472

American Stock Exchange - MVG
Month	High	Low	Volume
February, 2008	15.78	11.72	683,234
January, 2008	15.95	12.08	524,097
December, 2007	16.09	13.79	391,138
November, 2007	18.00	14.34	705,684
October, 2007	15.83	13.10	497,300
September, 2007	14.55	12.15	392,100
August, 2007	13.75	9.11	985,000
July, 2007	15.75	10.85	844,800
June, 2007	not listed	not listed	not listed
May, 2007	not listed	not listed	not listed
April, 2007	not listed	not listed	not listed
March, 2007	not listed	not listed	not listed
February, 2007	not listed	not listed	not listed
January, 2007	not listed	not listed	not listed

Over The Counter Bulletin Board – MSLRF
Month	High	Low	Volume
February, 2008	not listed	not listed	not listed
January, 2008	not listed	not listed	not listed
December, 2007	not listed	not listed	not listed
November, 2007	not listed	not listed	not listed
October, 2007	not listed	not listed	not listed
September, 2007	not listed	not listed	not listed
August, 2007	not listed	not listed	not listed
July, 2007	not listed	not listed	not listed
June, 2007	11.53	9.65	449,323
May, 2007	11.36	8.1852	632,748
April, 2007	8.6516	7.01	579,825
March, 2007	8.31	7.45	701,942
February, 2007	7.6372	6.8509	568,073
January, 2007	6.808	4.8649	558,337

Prior Sales

There are no securities of the Company issued but not listed on the Toronto Stock Exchange or the American Stock Exchange as of March 26, 2008.

ESCROWED SECURITIES

There are no securities of the Company held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
DANIEL T. MACINNIS President, CEO, Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company since February 1, 2005; October 2003 to February 2005, VP Exploration, Sargold Resources Corp., Sardinia, Italy, a gold exploration company; from July 2004 to February 2005, Mr. MacInnis ran D. MacInnis Exploration and Consulting in Reno, Nevada. Mr. MacInnis is also a director of MAX Resources Corp.	81,100	100,000/$5.36 90,000/$2.46 100,000/$3.00 60,000/$1.00 250,000/$1.06
PETER K. MEGAW Director (since Feb 6/06) British Columbia, Canada	President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; Consulting geologist for the Company since 2003. Mr. Megaw is also a director of Candente Resources Corp.	696,621	50,000/$5.36 100,000/$3.00
R. MICHAEL JONES(2)(3)(4) Director (since Mar 31/03) British Columbia, Canada	President and Director of Platinum Group Metals Ltd. from February 2000 to present, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999. Mr. Jones is also a director of Jerico Explorations Inc.	8,102	50,000/$5.36 75,000/$3.00 100,000/$1.06 148,500/$0.50 50,000/$0.70
ERIC H. CARLSON(2)(3)(4) Director (since Jun 11/99) British Columbia, Canada
July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 1992 to present, President of Kruger Capital Corp.  Mr. Carlson is also a director of Platinum Group Metals Ltd., West Timmins Mining Inc. and Kruger Capital Corp.
		1,009,800(7)	50,000/$5.36 75,000/$3.00 75,000/$1.06 75,000/$0.50 50,000/$0.70
JONATHAN A. RUBENSTEIN(3)(4) Director (Since Feb 26/07) British Columbia, Canada
Mr. Rubenstein practiced law until 1993 and has been a mining executive since that time; director of Cumberland Resources Ltd., a TSX listed mining company with a gold deposit in Nunavut; a director of Redcorp Ventures, a TSX listed mining company developing the Tulsequah Chief sulphide deposit in British Columbia; and director of Aurelian Resources, a TSX listed mining company with a gold discovery in Ecuador.
		Nil	200,000/$8.80
RICHARD M. COLTERJOHN Director (since Oct 16/07) British Columbia, Canada
Mr. Colterjohn is the President and Chief Executive Officer of Centenario Copper, a position he has held since March 2004. Since 2002, he has also served as Managing Partner at Glencoban Capital Management Inc., a merchant banking firm. From April 1992 to April 2002, he was Managing Director, Corporate Finance Dept. of UBS Bunting Warburg Inc., an investment dealer. Since 2002, Mr. Colterjohn has also served as a director of three Canadian public mining companies: Canico Resource Corp. (2002 – 2006), Cumberland Resources Ltd. (2003 – 2007) and Viceroy Exploration Ltd. (2004 – 2006).  Mr. Colterjohn is also a director of Centenario Copper.
		Nil	200,000/$14.15
DEREK C. WHITE(2) Director (since Oct 16/07) British Columbia, Canada
Mr. White is presently the Executive Vice President - Corporate Development of Quadra Mining Limited and previously held the position of Quadra's CFO commencing in April 2004.  From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Oro Silver Resources Limited and Magellan Mineral Limited.
		Nil	200,000/$14.15
GORDON K. NEAL Vice President, Corporate Development British Columbia, Canada
December 1, 2003 to present, Vice-President, Corporate Development of the Company; from 2006 to present, a director of Zappa Resources; previously President of Neal MacInerney Investor Relations.  Mr. Neal is a director of Zappa Resources.
		Nil	75,000/$5.36 55,000/$2.46 58,000/$3.00
FRANK R. HALLAM CFO British Columbia, Canada
Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; 2005 to present, Director of Jerico Resources Inc.; 1996 to present, CFO Callinan Mines Ltd.; 1994 to 2002, Chief Financial Officer and Director of Tan Range Exploration Corp., a gold exploration company focused on East Africa; 1998 to 2004, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers).  Mr. Hallam is a director of Platinum Group Metals Ltd., Jerico Resources Inc. and West Timmins Mining Inc.
		Nil	75,000/$5.36 100,000/$3.00 100,000/$1.06
JODY L. HARRIS Corporate Secretary British Columbia, Canada
Corporate Secretary of the Company since May 8, 2007;  February 2006 to March 2007, Investor Relations Specialist of PAKIT Inc.; March 2004 to October 2005, Administrator/Office Manager of Silverado Gold Mines Ltd.
		Nil	45,000/$9.40

    Notes:

        (1)      Each director’s term of office expires at the next annual general meeting of shareholders of the Company.

        (2)      Member of Audit Committee.

        (3)      Member of Compensation Committee.

        (4)      Member of Corporate Governance and Nomination Committee.

        (5)      Includes beneficial, direct and indirect shareholdings.

        (6)      Does not include stock options and other rights to purchase or acquire shares.

(7)	Of these shares, 916,300 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

There are 48,545,566 shares of Common Stock issued and outstanding as of the date of this AIF.  As of March 26, 2008, directors and officers of the Company as a group own or control approximately 2,606,500 Common Shares of the Company representing approximately 5.4% of its issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Jonathan Rubenstein was a director of Primero Industries Inc. (“Primero”) in 1998 when it made a voluntary assignment into bankruptcy as a result of events which occurred prior to Mr. Rubenstein becoming a director of Primero.

Other than as described above, during the ten years preceding the date of this AIF, no director or executive officer of the Company has, to the knowledge of the Company, been a director, chief executive officer or chief financial officer of any issuer that:

(a)
was the subject of a cease trade or similar order or an order that denied such issuer access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an “Order”) while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to such an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in the company that is the subject of the Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described above, during the ten years preceding the date of this AIF, no director or executive officer or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company has, to the knowledge of the Company, been:

(a)
a director or executive officer of any issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer; or

(b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

To the knowledge of the Company, none of the directors or executive officers or shareholders holding a sufficient number of shares of the Company to materially affect control of the Company has been subject to any penalties or sanctions imposed by a court or regulatory body or entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Derek White (Chairman), Eric Carlson and R. Michael Jones. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Derek White, Chartered Accountant – Mr. White has over 20 years of financial experience in the mining and metals industry. Mr. White is presently the Executive Vice President - Corporate Development of Quadra Mining Limited and previously held the position as the Quadra's CFO commencing in April 2004. From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd.

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 19 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi family residential and office properties in high growth markets in Canada and the USA.

R. Michael Jones, P.Eng. - Experience as senior executive in several public companies managing operations, listings and capital raising since 1987. Mr. Jones is President and CEO of Platinum Group Metals Ltd., a public exploration company.

The Board of Directors has determined that each of the audit committee members are an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and is independent within the meaning of the American Stock Exchange Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

The aggregate fees billed by the Company’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2007	Year ended December 31, 2006
Audit Fees	$118,000	$75,200
Audit-Related Fees(1)	$31,000	Nil
Tax Fees(2)	Nil	$4,500
All Other Fees(3)	Nil	Nil
Total	$149,000	$79,700

Notes:

(1)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)      The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(3)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Compensation Committee

The Compensation Committee is comprised of Jonathan Rubenstein (Chairman), Eric Carlson and R. Michael Jones. The primary objective of this committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter is herewith incorporated by reference and may be obtained under the Company’s profile on the SEDAR website at www.sedar.com.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is comprised of Jonathan Rubenstein (Chairman), Eric Carlson and R. Michael Jones. The primary objective of this committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter is herewith incorporated by reference and may be obtained under the Company’s profile on the SEDAR website at www.sedar.com.

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (Chairman), R. Michael Jones and Frank Hallam. The primary objective of this committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and this Policy. The Disclosure Committee Charter is herewith incorporated by reference  and may be obtained under the Company’s profile on the SEDAR website at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

Dr. Peter Megaw, of Arizona, USA, became a member of the board of directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company holds an option from Cascabel to earn an interest in the mineral claims of the Cinco de Mayo Property. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. For 2007, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $134,720 (2006 - $141,154) and exploration costs totaling $1,312,826 (2006 - $1,049,611) under the Field Services Agreement.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada  V6C 3B9

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but which are still in effect.

INTERESTS OF EXPERTS

Names of Experts

Deloitte & Touche LLP, is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Clancy Wendt, P.Geo., provides NI43-101 reports for the Company.

Stephen W. Wetherup, BSc., P.Geo., provides NI43-101 reports for the Company.

Interests of Experts

The Company’s auditors, Deloitte & Touche LLP, have prepared the audit report attached to the Company’s audited consolidated financials statements for the most recent year end. The Company’s auditors have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

None of the other experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s technical reports are available on the SEDAR website at www.sedar.com.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase Company shares and certain other matters, is contained in the Company’s Information Circular for the Annual General Meeting of shareholders to be held on May 9, 2008. The Circular will be made available on SEDAR and on the Company’s website concurrent with the delivery of the document to the Company’s shareholders.

Additional information is provided in the Company’s 2007 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2007.

Copies of the above may be obtained, when available, on the Company’s website www.magsilver.com; on the SEDAR website at www.sedar.com; or by calling the Company’s investor relations personnel at 604-630-1399.

Schedule “A”

MAG SILVER CORP.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the American Stock Exchange, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•
Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•
Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•
Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•
Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•
insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•
Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•
review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•
review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Schedule “B”

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“andesite” is volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

“Batopilas property”, also known as the Don Fippi Property, is described commencing on page 32 of this AIF.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Cinco de Mayo” is described commencing on page 38 of this AIF.

“Common Shares” is the Common Shares without par value in the capital stock of the Company.

“Company” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be extended for an additional 50 years.

“CRD” refers to Carbonate Replacement Deposit.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

“CSAMT” refers to Controlled Source Audio Magneto Tellurics.

“diorites” are medium-coloured intrusive igneous rocks of intermediate composition.

“Exchange” refers to the Toronto Stock Exchange.

“Exchange Act” means the United States Securities Exchange Act of 1934;

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

“fault” is a fracture in rock where there has been displacement of the two sides.

“flow” is volcanic rock comprised of flow lava.

“fracture” refer to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).

“gangue” are minerals incorporated in an orebody other than those of economic interest.

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio property” is the Juanicipio property described commencing on page 22 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“MAG” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Penoles and the Company.

“mineral reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “mineral resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

“monzonite” is an intermediate intrusive rock related to granite.

“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz/t” refer to troy ounces per tonne.

“Policy 2.4” refers to the Policy of the TSX Venture Exchange entitled “Capital Pool Companies” which sets forth the steps for listing a company on that exchange as a “capital pool company” (which is essentially a blind pool) and the steps that company must take, including its Qualifying Transaction, to qualify for a regular listing on that exchange.

“porphyry” refer to rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.

“portal” is the entrance from surface into an underground development.

“pyrite” is iron sulphide mineral.

“Qualifying Transaction” is the transaction conducted pursuant to Policy 2.4 of the TSX Venture Exchange whereby the company acquired significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and then qualified for a regular listing on that exchange.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

“rhyolite” refers to volcanic rock high in quartz content, generally fine grained and light coloured.

“SEC” is the Securities and Exchange Commission of the United States of America.

“serpentinite” is a rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“tuffs” refer to volcanic rocks composed of ash, crystal and rock fragments ejected from a volcano.  May become “welded” (tightly compacted and lithified) during cooling.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.